Page 1 of 7 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                PACIFIC CMA, INC.
               ---------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
               ---------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   69403T 10 4
               ---------------------------------------------------
                                 (CUSIP NUMBER)

                               LAM KING KO, ALFRED
                              c/o PACIFIC CMA, INC.
                          UNIT D, 11/F, GARMENT CENTRE
                            576-586 CASTLE PEAK ROAD
                              CHEUNGSHAWAN, KOWLOON
                                    HONG KONG
               ---------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                 WITH COPIES TO:

                            LAWRENCE G. NUSBAUM, ESQ.
                          GUSRAE, KAPLAN & BRUNO, PLLC
                                 120 WALL STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 269-1400

                                OCTOBER 12, 2004
               ---------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               Page 2 of 7 Pages


--------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Lam King Ko, Alfred
--------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) |_|
                                                            (b) |X|
--------------------------------------------------------------------------------
3                   SEC USE ONLY
--------------------------------------------------------------------------------
4                   SOURCE OF FUNDS
                    Not Applicable
--------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    |_|
--------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Australia
--------------------------------------------------------------------------------
                    7             SOLE VOTING POWER
    NUMBER OF                     17,725,000
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8             SHARED VOTING POWER
     OWNED BY                     0
       EACH         ------------------------------------------------------------
    REPORTING       9             SOLE DISPOSITIVE POWER
      PERSON                      17,725,000
       WITH         ------------------------------------------------------------
                    10            SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    17,725,000
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES (see instructions)
                                                                |_|
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    68.0% as of October 11, 2004
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*
                    IN
--------------------------------------------------------------------------------

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                                                               Page 3 of 7 Pages


--------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Buller Services Corporation
--------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) |_|
                                                            (b) |X|
--------------------------------------------------------------------------------
3                   SEC USE ONLY
--------------------------------------------------------------------------------
4                   SOURCE OF FUNDS
                    Not Applicable
--------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    |_|
--------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION
                    British Virgin Islands
--------------------------------------------------------------------------------
                    7             SOLE VOTING POWER
    NUMBER OF                     8,000,000*
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8             SHARED VOTING POWER
     OWNED BY                     0
       EACH         ------------------------------------------------------------
    REPORTING       9             SOLE DISPOSITIVE POWER
      PERSON                      8,000,000*
       WITH         ------------------------------------------------------------
                    10            SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    8.000,000*
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES (See Instructions)
                                                               |_|
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    30.7% as of October 11, 2004
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON (See Instructions)
                    CO
--------------------------------------------------------------------------------

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* The filing of this Schedule 13D by Buller Services Corporation is pursuant to
Rule 13d-4 and shall not be construed as an acknowledgment or admission that it is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

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Item  1. SECURITY AND ISSUER.

      The class of equity securities to which this Schedule 13D relates is the common stock, par value $.001 per share (the "Common Stock"), of Pacific CMA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1350 Avenue of the Americas, Suite 3100, New York, New York 10019.

Item  2. IDENTITY AND BACKGROUND.

      The business address of Lam King Ko, Alfred ("Mr. Lam") is c/o Pacific CMA, Inc., Unit D, 11/F, Garment Centre, 576-586 Castle Peak Road, Cheungshawan, Kowloon, Hong Kong. Mr. Lam's principal occupation is President and Chairman of the Board of Directors of the Issuer. He is a citizen of Australia. He has not been convicted, during the last five years, in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      The principal address of Buller Services Corporation ("Buller"), organized in the British Virgin Islands, is Akara Building, 24 De Castro Street, Wickhams Cay I, P.O. Box 3136, Road Town, Tortola, British Virgin Islands. It was formed by Mr. Lam for the principal business of holding certain of his business interests. It has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As previously reported, prior to the event causing this filing, Mr. Lam had acquired 17,000,000 shares of Common Stock of the Issuer.

      In March 2004, the Issuer filed a complaint (the "Complaint") in the United States District Court for the Southern District of New York, captioned Pacific CMA, Inc. and Alfred Lam a/k/a Alfred Lam King Ko v. Frascona, Joiner, Goodman and Greenstein, P.C., Gary S. Joiner, Thomas K. Russell and John Does 1-10 (Case No. 04 CV 2213 (NRB)) (the "Action"). In the Complaint, the Issuer alleged various violations of the anti-fraud provisions of the Federal Securities Laws involving the purchase and sale of the Issuer's securities. Pursuant to a Settlement Agreement by and between the Issuer and certain defendants (the "Settlement Agreement"), in exchange for the Issuer agreeing to dismiss the Action solely against each of the settling defendants, the settling defendants agreed to return to the Issuer and/or Mr. Lam, an aggregate of 725,000 shares of the Issuer's Common Stock held by such persons, and the Issuer agreed to register for resale under the Securities Act of 1933, as amended, the remaining aggregate 660,000 shares of Common Stock held by such persons. Said registration statement was filed within the time period required by the Settlement Agreement. On October 12, 2004, the Issuer instructed its transfer agent to issue the 725,000 shares to Mr. Lam.

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Item  4. PURPOSE OF TRANSACTION.

      The purpose of the Settlement Agreement (and the Action) was to recover damages for the wrongdoing of others.

Item  5. INTEREST IN SECURITIES OF THE ISSUER.

      Mr. Lam is the beneficial owner of 17,725,000 shares of Common Stock of the Issuer, which constitutes approximately 68.0% of the issued and outstanding Common Stock of the Issuer immediately following the transaction reported hereby. Prior to Mr. Lam's receipt of the 725,000 shares as reported herein, Mr. Lam's ownership constituted approximately 65.3% of the Issuer's issued and outstanding Common Stock. Mr. Lam has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares, either directly or indirectly through his control of Buller.

      The filing of this Schedule 13D by Buller is pursuant to Rule 13d-4 and shall not be construed as an acknowledgment or admission that it is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Mr. Lam is the sole shareholder of Buller. As such, Mr. Lam effectively directs the exercise of Buller's voting and dispositive powers with respect to the shares of the Issuer's Common Stock legally held by Buller.

Item  7. MATERIAL TO BE FILED AS EXHIBITS.

      The following documents are filed as exhibits:

      99.1  Joint Filing Agreement*

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* Filed herewith.

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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2004                    /s/Lam King Ko, Alfred
                                           -------------------------------------
                                              Lam King Ko, Alfred

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       Buller Services Corporation

Dated: October 12, 2004                By: /s/Lam King Ko, Alfred
                                           -------------------------------------
                                              Lam King Ko, Alfred
                                              President

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                                  EXHIBIT INDEX

      The following documents are filed as exhibits:

      99.1  Joint Filing Agreement*

----------
* Filed herewith.